UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-a16 OR 15-d16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the months of: November 21, 2014 to March16, 2015

Commission File Number: 1-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2 place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES
EXHIBIT INDEX

EX 99.1: Total Announces the Jisik Discovery in the Kurdistan Region of Iraq, Iraq

EX 99.2: Total sells its remaining stake in GTT to Temasek, France

EX 99.3: Total Energy Ventures Invests in Solidia Technologies, France

EX 99.4: Total announces organization changes and new appointments in the Exploration and Production Branch, France

EX 99.5: Eldfisk II brought on stream in the North Sea, Norway

EX 99.6: Total achieves flare-out on its operated Ofon field, Nigeria

EX 99.7: Total Energy Ventures Invests in Stem, USA

EX 99.8: West Franklin Phase 2 brought on stream in the North Sea, UK

EX 99.9: Total Signs First Global Agreement with IndustriALL Global Union, France

EX 99.10: Total awarded 10% in the new 40-year ADCO concession, Abu Dhabi

EX 99.11: Total Energy Ventures Invests in France’s Avenisense, France

EX 99.12: Minutes of Board of Directors Meeting of February 11, 2015, France

EX 99.13: Fourth quarter and full-year 2014 results, France

EX 99.14: Total proposes a fourth quarter 2014 dividend of 0.61 euros per share and introduces an alternative to receive dividend in discounted shares, France

EX 99.15: Total Publishes the Full List of its Consolidated Entities, France

EX 99.16: Total Expands into Plastics for Automotive Solutions, France

EX 99.17: Mike Sangster is appointed Senior Vice-President, Investor Relations, France

EX 99.18: 2015 capital increase reserved for employees: subscription price set, France

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: March 17, 2015	By:	/s/ Humbert de Wendel
Name: Humbert de WENDEL
Title: Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1: Iraq: Total Announces the Jisik Discovery in the Kurdistan Region of Iraq (December 1, 2014)

•	EXHIBIT 99.2: France: Total sells its remaining stake in GTT to Temasek (December 8, 2014)

•	EXHIBIT 99.3: France: Total Energy Ventures Invests in Solidia Technologies (December 9, 2014)

•	EXHIBIT 99.4: France: Total announces organization changes and new appointments in the Exploration and Production Branch (December 9, 2014)

•	EXHIBIT 99.5: Norway: Eldfisk II brought on stream in the North Sea (January 5, 2015)

•	EXHIBIT 99.6: Nigeria: Total achieves flare-out on its operated Ofon field (January 7, 2015)

•	EXHIBIT 99.7: USA: Total Energy Ventures Invests in Stem (January 12, 2015)

•	EXHIBIT 99.8: UK: West Franklin Phase 2 brought on stream in the North Sea (January 15, 2015)

•	EXHIBIT 99.9: France: Total Signs First Global Agreement with IndustriALL Global Union (January 22, 2015)

•	EXHIBIT 99.10: Abu Dhabi: Total awarded 10% in the new 40-year ADCO concession (January 29, 2015)

•	EXHIBIT 99.11: France: Total Energy Ventures Invests in France’s Avenisense (February 2, 2015)

•	EXHIBIT 99.12: France: Minutes of Board of Directors Meeting of February 11, 2015 (February 12, 2015)

•	EXHIBIT 99.13: France: Fourth quarter and full-year 2014 results (February 12, 2015)

•	EXHIBIT 99.14: France: Total proposes a fourth quarter 2014 dividend of 0.61 euros per share and introduces an alternative to receive dividend in discounted shares (February 12, 2015)

•	EXHIBIT 99.15: France: Total Publishes the Full List of its Consolidated Entities (March 4, 2015)

•	EXHIBIT 99.16: France: Total Expands into Plastics for Automotive Solutions (March 5, 2015)

•	EXHIBIT 99.17: France: Mike Sangster is appointed Senior Vice-President, Investor Relations (March 6, 2015)

•	EXHIBIT 99.18: France: 2015 capital increase reserved for employees: subscription price set (March 13, 2015)